Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

Febuary 14, 2022

Mark C. Lee 423 Washington Street Suite 600 San Francisco, California 94111 Tel: +1 916 603 3444 | +1 415 683 5472 Email: mark.c.lee@rimonlaw.com

February 14, 2021

TO:  VIA EDGAR

 Securities and Exchange Commission

 100 F Street, N.E.

 Division of Corporation Finance

 Office of Life Sciences

 Washington, D.C. 20549

Attention:	Dillon Hagius
Christine Westbrook

Re:	Akanda Corp. Registration Statement on Form F-1 Filed January 31, 2022 File No. 333-262436

Dear Mr. Hagius and Ms. Westbrook:

On behalf of our client Akanda Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated February 10, 2022 (the “Comment Letter”), with respect to the Registration Statement on Form F-1 filed January 31, 2022 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised and filed the Registration Statement, together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

If the Staff would like marked copies of the Registration Statement marked against the Draft Registration Statement, please so advise and we would be happy to provide them.

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Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

February 14, 2022

Registration Statement on Form F-1 filed January 31, 2022

Prospectus Summary, page 1

1.	Please disclose in the summary your bridge loan facility with Cellen Limited, as referenced on page 68.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Management Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 60

2.	We note your response to prior comment 10. Please also remove the discussion of “genetic diagnostic tests to customers” on page 60, given your disclosure on page F-63 that your revenue relates to the sale of cannabis-based products for medicinal use, or explain to us why this discussion is appropriate.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page F-152

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

February 14, 2022

3.	We note the updated presentation of the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2021 on page F-71. Given that disclosure, please remove the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020 from your filing. In addition, to enhance understanding of this data, please present all of your pro forma information together in a single section of your filing, rather than split between pages F-70 and F-151.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (916) 603-3444.

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Very truly yours,

RIMON, P.C.

By:	/s/ Mark C. Lee
Mark C. Lee

Enclosures
cc:	Tejinder Virk, Chief Executive Officer